UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 8, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Lions Gate Entertainment Corp.

File No. 001-14880 – CF #27889

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       Lions Gate Entertainment Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on February 9, 2012.

       Based on representations by Lions Gate Entertainment Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

              Exhibit 10.85   through September 17, 2017

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                                    Loan Lauren P. Nguyen
                                    Special Counsel